Mail Stop 3720

May 8, 2007

Mr. O.C. Kim
President
Franklin Wireless Corp.
9823 Pacific Heights Blvd., Suite J
San Diego, CA 92121

> **Re: Franklin Wireless Corp.**
> **Form 10-KSB for Fiscal Year Ended June 30, 2006**
> **Filed September 28, 2006**
> **File No. 1-14891**

Dear Mr. Kim:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director